UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. Neurosurgical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90336K101
(CUSIP Number)

Peter Dilorio
General Counsel
Allen & Company LLC
711 Fifth Avenue
New York, New York 10022
(212) 339-2440

___________________________________________________
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                                    June 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Allen Holding Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,578,489*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,578,489*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,489 (Represents shares held by Allen & Company Incorporated)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.38%**
14.	TYPE OF REPORTING PERSON (See Instructions) CO

* Represents shares held by Allen & Company Incorporated

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Allen & Company Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,578,489
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,578,489
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,489
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.38%**
14.	TYPE OF REPORTING PERSON (See Instructions) CO

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Herbert A. Allen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,578,489*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,578,489*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,489 (Represents shares held by Allen & Company Incorporated)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.38%*
14.	TYPE OF REPORTING PERSON (See Instructions) IN

* Represents shares held by Allen & Company Incorporated.

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Stanley S. Shuman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 789,245*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 789,245*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19%**
14.	TYPE OF REPORTING PERSON (See Instructions) IN

* The securities are held by the Stanley S. Shuman Revocable Trust, by which Mr. Shuman serves as the sole trustee and beneficiary.

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Stanley S. Shuman Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 789,245*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 789,245*
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.19%**
14.	TYPE OF REPORTING PERSON (See Instructions) IN

* The securities are held by the Stanley S. Shuman Revocable Trust, by which Mr. Shuman serves as the sole trustee and beneficiary.

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Walter O’Hara
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 197,316
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 197,316
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,316
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%**
14.	TYPE OF REPORTING PERSON (See Instructions) IN

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

CUSIP No.: 90336K101

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. James W. Quinn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 168,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 168,200
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.17%**
14.	TYPE OF REPORTING PERSON (See Instructions) IN

** Calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

Item 1. Security and Issuer

The class of securities to which this statement relates is common stock, par value $0.01 per share (the “common stock”) of U.S. Neurosurgical, Inc. (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is:

U.S. Neurosurgical, Inc.
2400 Research Blvd., Suite 325
Rockville, Maryland 20850

Item 2. Identity and Background

(a) Name: Allen Holding Inc. (“AHI”)

(b) Address:      711 Fifth Avenue
                                                    New York, New York 10022

(c) Principal Business or Occupation:      AHI is a holding company.

(d) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Officers and Directors of AHI is set forth on Exhibit A hereto.

(a) Name:             Allen & Company Incorporated (“ACI”)

(b) Address:       711 Fifth Avenue
                                              New York, New York 10022

(c) Principal Business or Occupation:           ACI owns a number of investments, including an interest in Allen & Company LLC, an investment bank and affiliate of ACI (“ACLLC”).

(d) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Officers and Directors of ACI is set forth on Exhibit A hereto

(a) Name:              Herbert A. Allen

(b) Address:       c/o Allen & Company Incorporated
                                                     711 Fifth Avenue
                                                     New York, New York 10022

(c) Principal Business or Occupation:            Mr. Allen is President and Chief Executive Officer of ACI.

(d) During the past five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

(a) Name:                     Stanley S. Shuman

(b) Address:       c/o Allen & Company LLC
                                                     711 Fifth Avenue
                                                     New York, New York 10022

(c) Principal Business or Occupation:               Mr. Shuman is a Managing Director of ACLLC.

(d) During the past five years, Mr. Shuman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Shuman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

(a) Name:             Stanley S. Shuman Revocable Trust

(b) Address:       c/o Allen & Company LLC
                                                     711 Fifth Avenue
                                                     New York, New York 10022

(c) Principal Business or Occupation:             The Stanley S. Shuman Revocable Trust is a trust that was principally organized to hold investments for Mr. Shuman.

(d) During the past five years, the Stanley S. Shuman Revocable Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Stanley S. Shuman Revocable Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: New York

(a) Name:                Walter O’Hara

(b) Address:       c/o Allen & Company LLC
                                                     711 Fifth Avenue
                                                     New York, New York 10022

(c) Principal Business or Occupation:            Mr. O’Hara is a Managing Director of ACLLC.

(d) During the past five years, Mr. O’Hara has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. O’Hara has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

(a) Name:             James W. Quinn

(b) Address:       c/o Allen & Company LLC
                                                     711 Fifth Avenue
                                                     New York, New York 10022

(c) Principal Business or Occupation:              Mr. Quinn is a Managing Director of ACLLC.

(d) During the past five years, Mr. Quinn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Quinn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to their respective Purchase Agreements dated June 1, 2011, ACI, the Stanley S. Shuman Revocable Trust and Mr. O’Hara sold to Mr. Quinn an aggregate amount of 168,200 shares of common stock of the Company for a purchase price of $0.10 per share.

Mr. Quinn acquired 103,511 shares of common stock from ACI, 51,755 shares of common stock from the Stanley S. Shuman Revocable Trust and 12,934 shares of common stock from Mr. O’Hara.

ACI, the Stanley S. Shuman Revocable Trust and Mr. O’Hara received $10,351.10, $5,175.50 and $1,293.40, respectively, in exchange for their shares of common stock of the Company.

Item 4. Purpose of Transaction

Each of ACI, the Stanley S. Shuman Revocable Trust and Mr. O’Hara sold to Mr. Quinn the shares of common stock of the Company with the intent that ACI, the Stanley S. Shuman Revocable Trust, Mr. Shuman, Mr. O’Hara and Mr. Quinn, collectively as a group, will explore strategic alternatives of the Company in order to maximize shareholder value.

The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Name	Shares	Percentage

Allen Holding Inc.	1,578,489(1)	20.38%(1)
Allen & Company Incorporated	1,578,489	20.38%
Herbert A. Allen	1,578,489 (2)	20.38% (2)
Stanley S. Shuman	789,245 (3)	10.19% (3)
Stanley S. Shuman Revocable Trust	789,245	10.19%
Walter O’Hara	197,316	2.55%
James W. Quinn	168,200	2.17%

(1)	Represents shares held directly by ACI. AHI, the owner of 100% of the outstanding stock of ACI, may be deemed the beneficial owner of the shares held by ACI. AHI disclaims beneficial ownership of the securities reported to be held by ACI, except to the extent of its pecuniary interest therein.

(2)	Represents shares held directly by ACI. Mr. Allen, a majority stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may be deemed the beneficial owner of the shares held by ACI. Mr. Allen disclaims beneficial ownership of the securities reported to be held by ACI, except to the extent of his pecuniary interest therein.

(3)	Represents shares held by the Stanley S. Shuman Revocable Trust, by which Mr. Shuman serves as the sole trustee and beneficiary.

(b)	In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,733,250 shares of common stock, representing approximately 35.28% of the common stock outstanding on the date hereof, calculated based on 7,747,185 shares of common stock outstanding as of March 18, 2011, as disclosed in the Company’s 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 31, 2011.

AHI, the owner of 100% of the outstanding stock of ACI, may be deemed to share with ACI the power to vote or direct the vote and dispose or direct the disposition of shares of common stock of which ACI is the direct beneficial owner. AHI disclaims beneficial ownership of the securities reported to be held by ACI, except to the extent of its pecuniary interest therein.

Mr. Allen, by virtue of his status as a majority stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may be deemed to share with ACI the power to vote or direct the vote and dispose or direct the disposition of shares of common stock of which ACI is the direct beneficial owner. Mr. Allen disclaims beneficial ownership of the securities reported to be held by ACI, except to the extent of his pecuniary interest therein.

By virtue of his position as the sole trustee of the Stanley S. Shuman Revocable Trust, Mr. Shuman has the sole power to vote or direct the vote and to dispose or direct the disposition of 789,245 shares of common stock of which he is the indirect beneficial owner.

Mr. O’Hara has the sole power to vote or direct the vote and to dispose or direct the disposition of 197,316 shares of common stock of which he is the direct beneficial owner.

Mr. Quinn has the sole power to vote or direct the vote and to dispose or direct the disposition of 168,200 shares of common stock of which he is the direct beneficial owner.

(c)

Other than the transaction which is the subject of this Schedule 13D, there were no other reported transactions involving the Company’s common stock that were effected during the past sixty days by any of the Reporting Persons.

(d)

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 1, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, other than as described herein, none of the Reporting Persons have any contracts, arrangements or relationships with respect to Securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A list of Officers and Directors of Allen Holding Inc. and Allen & Company Incorporated are attached hereto as Exhibit A.

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit B.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 01, 2011	/s/ Kim M. Wieland
Kim M. Wieland, Chief Financial Officer, on behalf of Allen Holding Inc.

Date: June 01, 2011	/s/ Kim M. Wieland
Kim M. Wieland, Chief Financial Officer, on behalf of Allen & Company Incorporated

Date: June 01, 2011	/s/ Herbert A. Allen
Herbert A. Allen

Date: June 01, 2011	/s/ Stanley S. Shuman
Stanley S. Shuman

Date: June 01, 2011	/s/ Stanley S. Shuman
Stanley S. Shuman, Sole Trustee, on behalf of Stanley S. Shuman Revocable Trust

Date: June 01, 2011	/s/ Walter O’Hara
Walter O’Hara

Date: June 01, 2011	/s/ James Q. Quinn
James Q. Quinn

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No: 90336K101

SCHEDULE 13D

EXHIBIT A

Officers and Directors of Allen Holding Inc.

Name	Business Address	Principal Occupation (i.e., Position with Allen Holding Inc.)
Herbert A. Allen	*	President, Chief Executive Officer and Director
Herbert A. Allen III	*	Executive Vice President and Director
Kim M. Wieland	*	Vice President, Chief Financial Officer and Director
Peter Dilorio	*	Vice President and Secretary
Howard M. Felson	*	Vice President, Controller and Assistant Secretary
Eugene Protash	*	Vice President and Assistant Secretary
Donald R. Keough	*	Chairman of the Board of Directors

* 711 Fifth Avenue, New York, New York 10022-3194.

** All of the Executive Officers and Directors of AHI are U.S. citizens unless otherwise indicated.

Officers and Directors of Allen & Company Incorporated

Name	Business Address	Principal Occupation (i.e., Position with Allen & Company Incorporated)
Herbert A. Allen	*	President, Chief Executive Officer and Director
Herbert A. Allen III	*	Executive Vice President and Director
Kim M. Wieland	*	Vice President, Chief Financial Officer and Director
Peter Dilorio	*	Vice President and Secretary
Terence C. McCarthy	*	Vice President and Co-Chief Operations Officer
Howard M. Felson	*	Vice President, Controller and Assistant Secretary
Eugene Protash	*	Vice President and Assistant Secretary
Anthony J. Ferrante	*	Treasurer
Donald R. Keough	*	Chairman of the Board of Directors

* 711 Fifth Avenue, New York, New York 10022-3194.

** All of the Executive Officers and Directors of ACI are U.S. citizens unless otherwise indicated.

CUSIP No: 90336K101

SCHEDULE 13D

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of U.S. Neurosurgical, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 1, 2011.

ALLEN HOLDING INC.

/s/ Kim M. Wieland
Name: Kim M. Wieland
Title: Chief Financial Officer

ALLEN & COMPANY INCORPORATED

/s/ Kim M. Wieland
Name: Kim M. Wieland
Title: Chief Financial Officer

 /s/ Herbert A. Allen
Herbert A. Allen

 /s/ Stanley S. Shuman
Stanley S. Shuman

STANLEY S. SHUMAN REVOCABLE TRUST

/s/ Stanley S. Shuman
Name: Stanley S. Shuman
Title: Sole Trustee

/s/ Walter O’Hara
Walter O’Hara

/s/ JamesQuinn
James W. Quinn